Mail Stop 3720

      April 24, 2006



Via U.S. Mail and Fax (973-438-1424)

Mr. Stephen R. Brown
Chief Financial Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

	RE:	IDT Corporation
      Form 10-K for Fiscal Year Ended July 31, 2005
		Filed October 14, 2005
		File No. 1-16371

Dear Mr. Brown:

      We have reviewed your supplemental response letter dated
March
30, 2006 as well as your filing and have the following comments. As noted in our comment letter dated March 17, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended July 31, 2005

Note 1 - Summary of Significant Accounting Policies, page F-7
1. We note your response to comments 3 and 4. Clarify for us why you do not believe that the revenues generated from the sale of videocassettes and DVDs and the costs to create a master videocassette or DVD are within the scope of SOP 00-2. Explain the nature and activities of your distribution business in more detail and tell us how you considered whether the guidance in SOP 00-2 is applicable. In addition, tell us whether you would have different accounting policies for the revenue and costs associated with these activities if you had accounted for them under SOP 00-2 and the effects of these differences, if any, on your financial statements.

2. We note your disclosure that you recognize the revenues relating to production services for third parties in accordance with SOP
81-1.
Describe for us, in more detail, the nature of these services and tell us how you determined that it was appropriate to apply the guidance in SOP 81-1 to these types of contracts.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director

IDT Corporation
April 24, 2006
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